UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


Renewable Energy Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75972A301

(CUSIP Number)


December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this*
Schedule is filed:

X Rule 13d-1(b)
? Rule 13d-1(c)
? Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's* initial filing on this form with respect to the subject class of securities,* and for any subsequent amendment containing information which would alter the* disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be* deemed to be "filed" for the purpose of Section 18 of the Securities* Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that* section of the Act but shall be subject to all other provisions of the Act* (however, see the Notes).




CUSIP No. 75972A301
SCHEDULE 13G
Page 2 of 5 Pages






1
NAME OF REPORTING PERSONS

Parsifal Capital Management, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ?
(b) ?

3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER

0

6
SHARED VOTING POWER

0*

7
SOLE DISPOSITIVE POWER

0

8
SHARED DISPOSITIVE POWER

0*
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*
10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


?
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12
TYPE OF REPORTING PERSON

IA







CUSIP No. 75972A301
SCHEDULE 13G
Page 3 of 5 Pages

Item 1.

(a) Name of Issuer
    Renewable Energy Group, Inc. (the "Issuer")

Item 1.

(b) Address of Issuer's Principal Executive Offices
    416 South Bell Avenue, Ames, Iowa 50010

Item 2.

(a, b, c) Names of Person Filing, Address of Principal Business Office,*
Citizenship:
This report on Schedule 13G is being filed by Parsifal Capital Management, LP,* a Delaware limited partnership (the "Firm"). The address for the Firm is: One* Fawcett Place, Suite 130, Greenwich, CT 06830.

Item 2.

(d) Title of Class of Securities
Common Stock, par value $0.0001 per share (the "Common Stock")

Item 2.

(e) CUSIP No.:
    75972A301


Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or*
(c), Check Whether the Person filing is a:

(a) ?   Broker or dealer registered under section 15 of the Act*
(15 U.S.C. 78o);
(b) ?   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ?   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.*
78c);
(d) ? Investment company registered under section 8 of the Investment Company* Act of 1940 (15 U.S.C. 80a-8);
(e) ?   An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
(f) ? An employee benefit plan or endowment fund in accordance with Section* 240.13d*
-1(b)(1)(ii)(F);
(g) ?   A parent holding company or control person in accordance with Section*
240.13d*
-1(b)(1)(ii)(G);
(h) ?   A savings associations as defined in Section 3(b) of the Federal *
Deposit Insurance Act (12 U.S.C. 1813);
(i) ? A church plan that is excluded from the definition of an investment* company under section 3(c)(14) of the Investment Company Act of 1940 *
(15 U.S.C. 80a-3);
(j) ?   A non-U.S. institution in accordance with Section*
240.13d-1(b)(1)(ii)(J);
(k) ?  A group, in accordance with Section 240.13d-1(b)(1)(ii)(K).*
If filing as a*
non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please*
specify the type of institution: 	_______________






CUSIP No. 75972A301
SCHEDULE 13G
Page 4 of 5 Pages


Item 4. Ownership

Information with respect to the Firm's ownership of securities of the issuer* is incorporated by reference to items (5) - (9) and (11) of the respective* cover page of the Firm.
As reported in the cover pages to this report, the ownership information* with respect to the Firm is as follows:
(a) Amount Beneficially Owned: 0*
(b) Percent of Class: 0%*
(c) Number of Shares as to which such person has:
      (i) Sole power to vote or to direct the vote: 0
      (ii) Shared power to vote or to direct the vote: 0*
      (iii) Sole power to dispose or to direct the disposition of: 0
      (iv) Shared power to dispose or to direct the disposition of: 0*

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof* the reporting person has ceased to be the beneficial owner of more than five* percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired* the Security Being Reported on by the Parent Holding Company or Control Person
    Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
    Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the* securities referred to above were not acquired and are not held for the* purpose of or with the effect of changing or influencing the control of* the issuer of the securities and were not acquired and are not held in* connection with or as a participant in any transaction having that purpose or* effect.


CUSIP No. 75972A301
SCHEDULE 13G
Page 5 of 5 Pages


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief,* I certify that the information set forth in this statement is true, complete* and correct.

Dated: February  , 2021


Parsifal Capital Management, LP

By:   /s/ Lucas Warford
Lucas Warford, Chief Compliance Officer















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